SEQUOIA INVESTMENTS INC.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2020

SEQUOIA INVESTMENTS, INC.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2020

ASSETS

Assets		
Cash	$	723
Deposit with clearing broker		50,033
Due from clearing broker		17,582
Prepaid expenses		3,524
Total assets	$	71,862

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities		
Accounts payable and accrued expenses	$	7,395
Commission payable		5,141
Due to related party		2,000
Payroll Protection Program loan		32,400
Total liabilities		46,936
Stockholder's equity		24,926
Total liabilities and stockholder's equity	$	71,862